SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

January 31, 2020

Press Release

Company Name: LINE Corporation Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding Execution of Agreement for the Share Exchange by Wholly-owned Subsidiary and its

Conversion to Sub-subsidiary

Today, LINE Demerger Preparatory Company (“LINE Successor”), a wholly-owned subsidiary of LINE Corporation (“LINE”), has entered into an agreement to exchange shares (“Share Exchange”) with ZHD Holdings Corporation (“ZHD”) by which LINE Successor will become a wholly-owned subsidiary of ZHD as part of the business integration (“Business Integration”) announced in the press release titled “Announcement Regarding Definitive Agreement on Business Integration” (“Business Integration Press Release”) that LINE and ZHD jointly published on December 23, 2019. The Share Exchange will be made immediately following the date that LINE will transfer its entire business to LINE Successor (excluding the rights and obligations of LINE under the contracts entered into by LINE in connection with the ZHD Shares, the Business Integration, and the Corporate Demerger) by the absorption-type demerger (“Corporate Demerger”; for more details, see “Announcement Regarding the Execution of Agreement on Transfer of Business to the Demerger Preparatory Company through Absorption-Type Demerger” published on January 29, 2020). Although LINE Successor will be wholly owned by ZHD by the Share Exchange, because ZHD itself will become a subsidiary of LINE as part of the Business Integration, LINE Successor will become a sub-subsidiary of LINE by definition as soon as the Share Exchange takes effect.

For more details regarding the Business Integration, please see the Business Integration Press Release.

1.	Purpose of and reason for Share Exchange

The purpose of the Business Integration including the Share Exchange is explained in the Business Integration Press Release.

2.	Share Exchange Overview
(1)	Schedule

Execution of agreement for the Share Exchange	January 31, 2020
General meeting of shareholders for approval of the Share Exchange agreement (target) (Note 1)	March 17, 2020
Effective date for Share Exchange (target) (Note 2)	October 1, 2020

(Note 1)	The “general meeting of shareholders for approval of the Share Exchange agreement” (target) is a general meeting of the shareholders of ZHD.

(Note 2)	Given that the Corporate Demerger has taken effect, and LINE owns all of LINE Successor’s outstanding shares (amounting to 240,960,343 shares) on the day before the Share Exchange.

(2)	Share exchange method

A Share Exchange by which ZHD will become the wholly-owning parent company, and LINE Successor becoming the wholly-owned subsidiary company, will be implemented.

(3)	Details of allocation under the Share Exchange

Exchange ratio (allocation ratio of ZHD shares to be exchanged per share of LINE Successor)

	ZHD (Wholly-owning Parent Company in Share Exchange)	LINE Successor (Wholly-owned Subsidiary in Share Exchange)
Exchange ratio	1	11.75

(Note 1)

The allocation ratio is calculated on the assumption that the number of outstanding shares of LINE Successor (excluding treasury shares), which will be issued immediately prior to the Share Exchange, will be equal to the number of issued and outstanding LINE shares (excluding treasury shares) as of September 30, 2019 (240,960,343 shares).

(Note 2)

If the allocation ratio set forth above is followed, the number of ZHD shares that will be delivered via the Share Transfer is expected to be 2,831,284,030 shares (the number of treasury shares for ZHD to allocate has not yet been determined). For LINE, which is the 100% parent company of LINE Successor, this would result in the allocation of 11.75 ZHD shares being delivered for each share of LINE Successor.

(Note 3)

There have been no substantive changes to the calculation basis for the share exchange ratio of the Share Exchange or other related terms that are set out in the MOU Press Release published on November 18, 2019.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights in association with the Share Exchange

LINE Successor does not plan to issue share acquisition rights or bonds with share acquisition rights before the Share Exchange takes effect.

3.	Outline of the parties

		Parent of wholly-owned subsidiary by Share Exchange		Wholly-owned subsidiary by Share Exchange (as of December 13, 2019 establishment date)
(1)	Company name	Z Holdings Corporation		LINE Demerger Preparatory Company
(2)	Address	1-3 Kioicho, Chiyoda-ku, Tokyo Tokyo Garden Terrace Kioicho		1-6 Shinjuku 4-chome, Shinjuku-ku, Tokyo
(3)	Title and name of representative	President and Chief Executive Officer Kentaro Kawabe		Representative Director Takeshi Idezawa
(4)	Lines of business	Management of Group companies and associated tasks		Business preparation company
(5)	Capital	237,404 million yen (as of September 30)		1.5 million yen
(6)	Founded	January 31, 1996		December 13, 2019
(7)	Number of outstanding shares	4,822,417,565 shares		300 shares
(8)	Fiscal year closed	March 31		March 31
(9)	Number of employees	12,874 persons (as of March 31st 2019)		Not applicable
(10)	Main customers	General customers, corporate body, etc.		Not applicable
(11)	Main relationship banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Japan Net Bank Ltd. Crédit Agricole Corporate and Investment Bank Sumitomo Mitsui Trust Bank, Ltd.		Not applicable

(12)	Main shareholders and percentage of shareholdings (Note 1) (as of Sept. 30, 2019)	SoftBank Corp.	44.6%	LINE Corporation	100%
		State Street Bank and Trust Company 505325	3.0%
		SSBTC Client Omnibus Account	1.9%
		Japan Trustee Services Bank, Ltd. (trust account)	1.8%
		The Master Trust Bank of Japan, Ltd. (trust account)	1.8%
		Goldman, Sachs & Co Reg	1.7%
		JP Morgan Bank Luxembourg S.A. 1300000	1.5%
		JP Morgan Chase Bank 385632	1.2%
		BBH For Fidelity Low-Priced Stock Fund (Principal All Sector Subportfolio)	1.1%
		Japan Trustee Services Bank, Ltd. (9 trust accounts)	1.0%

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(13)	Relationships of the Parties
Capital relationship	LINE will hold 100% of LINE Successor’s shares up to the date that the Corporate Demerger comes into effect. Then, together with the Share Exchange, ZHD will hold 100% of LINE Successor’s shares immediately following the date that the Corporate Demerger comes into effect.
Personal relationship	Nothing to report
Commercial relationship	Nothing to report
Whether considered a related party	Not applicable
(14)	Earnings and financial position over the past 3 years
Fiscal year	ZHD (consolidated)			LINE Successor (consolidated) (Note 2)
	FY3/2017	FY3/2018	FY3/2019	FY12/2016	FY12/2017	FY12/2018
Total capital	¥998,709 million	¥1,121,887 million	¥910,523 million	¥161,023 million	¥189,977 million	¥208,514 million
Total assets	¥1,534,212 million	¥2,516,633 million	¥2,429,601 million	¥256,089 million	¥303,439 million	¥486,587 million
Equity attributable to parent company owners per share	¥163.51	¥177.97	¥160.96	¥738.53	¥779.30	¥833.87
Sales revenue	¥853,730 million	¥897,185 million	¥954,714 million	¥140,704 million	¥167,147 million	¥207,182 million
Operating profit	¥192,049 million	¥185,810 million	¥140,528 million	¥19,897 million	¥25,078 million	¥16,110 million
Profit before taxes	¥193,475 million	¥193,177 million	¥123,370 million	¥17,990 million	¥18,145 million	¥3,354 million
Net profit attributable to parent company owners	¥136,589 million	¥131,153 million	¥78,677 million	¥6,763 million	¥8,078 million	¥Δ3,718 million
Basic net profit per share	¥23.99	¥23.04	¥14.74	¥34.84	¥36.56	¥Δ15.62
Dividend per share	¥8.86	¥8.86	¥8.86	—	—	—

(Note 1)	In addition to the above, ZHD holds 60,021,000 treasury shares.
(Note 2)	For LINE Successor, LINE’s operating results and financial condition are shown.

4.	After the Share Exchange (tentative schedule)

Parent of wholly-owned subsidiary by Share Exchange
(1) Name	Z Holdings Corporation
(2) Address	Kioi Tower, Tokyo Garden Terrace Kioicho 1-3 Kioicho, Chiyoda-ku, Tokyo
(3) Title and name of representative	Representative Director and Co-CEO, Takeshi Idezawa President, Representative Director and Co-CEO, Kentaro Kawabe
(4) Business	Management of group companies and associated tasks
(5) Capital	(To be decided)
(6) Fiscal year	(March 31)
(7) Net assets	(To be decided)
(8) Total assets	(To be decided)

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5.	Future outlook

The potential impact of the Share Exchange on LINE’s performance results is currently being examined. If necessary, LINE will promptly disclose any material information on this matter.

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Forward-Looking Statements

This press release contains forward-looking statements with respect to LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect LINE or the Business Integration include, but are not limited to, those relating to:

1.	whether the Business Integration will be commenced or will close;

2.	the timing of the Business Integration;

3.

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

4.	whether the conditions for the Business Integration will be satisfied or waived;

5.

the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

6.	shareholder litigation in connection with the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

7.

the risks and uncertainties pertaining to LINE’s businesses, including, in LINE’s case, those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the Business Integration materials that may be filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that may be filed by LINE, and the Transaction Statement that may be filed, all in connection with the Business Integration if they are commenced.

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